SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 9, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. *Entry into a Material Definitive Agreement.*

Employment Arrangement with James Carolan

FiberMark, Inc. (the "Registrant") entered into an employment arrangement with James Carolan pursuant to his acceptance of an employment offer effective November 1, 2005. The Employment Offer Components document, which summarizes these terms, is filed herewith as Exhibit 10.1. Mr. Carolan will serve the Registrant as senior vice president of sales and marketing for its North American Operations. Prior to his acceptance of the offer of employment, Mr. Carolan performed consulting services for the Registrant pursuant to an Agreement for Independent Contractor Services dated August 2, 2004, in essentially the same capacity. Under the employment arrangement, Mr. Carolan will receive a base salary of $270,000 per year, subject to annual merit-based reviews and related consideration for increase in succeeding years, and will be recommended to receive an option to purchase shares of "new" Registrant stock upon Registrant's emergence from chapter 11 bankruptcy. Mr. Carolan will be eligible to participate in the Registrant's Management Incentive Plan, with his incentive award set at an equivalent maximum payout of 75% of his base salary, and in the Registrant's Salaried Saving and Supplemental Retirement Plan (401(k) Plan). In addition, Mr. Carolan will be eligible to receive the Registrant's auto allowance provision and relocation support for new employees. Like all employees, Mr. Carolan will be eligible to participate in medical, dental, vision and prescription benefits, life and supplemental life insurance for himself and eligible dependents, short term and long term disability insurance, and an elective accidental death and disability policy, and will be able to defer compensation on a pre-tax basis in anticipation of uninsured healthcare expenses for himself and eligible dependents.

Independent Contractor Services Agreement with A. Duncan Middleton

The Registrant has entered into an Agreement for Independent Contractor Services (the "Agreement") with A. Duncan Middleton dated and effective October 1, 2005 in connection with his termination of employment with the Registrant. The Agreement term is for 12 months, unless extended or renewed in writing by both parties, or terminated upon mutual written consent of both parties, upon material breach of the Agreement by either party or without cause upon 60 days' written notice by either party. If the Registrant terminates the Agreement without cause, Mr. Middleton shall be entitled to a lump sum termination payment of $150,000, less all payments made and moneys owed under the Agreement for the period prior to the date of termination. Mr. Middleton will consult with and advise the Registrant in connection with strategic and organizational changes, and will receive $12,500 per month for the anticipated work for the Registrant. If Mr. Middleton works more than 10 days in any given month for the Registrant, the Registrant agrees to pay an additional $1,250 for each such additional day. The Registrant has also entered into a Confidentiality, Non-Competition and Non-Solicitation Agreement with Mr. Middleton, dated October 1, 2005, under which Mr. Middleton agrees that he will not, without written approval by an executive officer of the Registrant, disclose any private or confidential information of the Registrant, whether such information is or is not in writing. Mr. Middleton also agrees that, for a period of 2 years after commencement of the Agreement, he will not compete with the Registrant in any capacity, nor solicit the Registrant's customers, clients, business partners, employees, or independent contractors. The Agreement for Independent Contractor Services and the Confidentiality, Non-Competition and Non-Solicitation Agreement are filed herewith as Exhibit 10.2.

ITEM 9.01. *Financial Statements and Exhibits*.

(d) Exhibits.

10.1 Employment Offer Components Document for James Carolan

10.2 Agreement for Independent Contractor Services and Confidentiality, Non-Competition and Non-Solicitation Agreement by and between A. Duncan Middleton and FiberMark, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: November 9, 2005   By: /s/ John E. Hanley

       John E. Hanley

       Vice President and Chief Financial Officer

Role	▪ Senior Vice President – Sales & Marketing.
Reporting Relationships	▪ Report to Alex Kwader, Chairman and Chief Executive Officer. ▪ Responsible for all Sales & Marketing of North American division.
Base Salary	▪ $270,000 per year, paid bi-monthly on the 15th and last day of each month.
Management Incentive Plan (MIP Bonus)	▪ Eligible for a maximum payout of 75% of Base Salary, based on FiberMark Earnings Per Share realization vs. goal established by the Board.
Incentive Stock Options	▪ To be determined by new board upon emergence
Supplemental Savings and Retirement Plan	▪ Eligible to defer compensation to 401(k), with company match of $0.50 per $1.00 on first 6% of deferral, in mutual funds and FiberMark stock fund. ▪ Defined Contribution pension payment to 401(k) account based on annual EBIT and apportioned according to service and compensation formula.
Automobile Allowance	▪ Will receive the Company's automobile allowance, currently established at $7,776 per year ($648 per month) and 25c per company driven mile.
FiberMark Healthcare Insurance Benefits	▪ FiberMark Medical, Dental, Prescription, and Vision benefits as currently available, subject to yearly revision as necessary.
FiberMark Ancillary Insurance Benefits	▪ Base and supplemental life insurance, Short Term Disability, Long Term Disability, Accidental Death and Dismemberment, etc.
Relocation Policy Provisions	▪ The Relocation Policy provides support for house hunting, sale of current residence, purchase of new residence, relocation of household goods, etc.
Section 125 Pre-Tax Benefit Spending	▪ Eligible to defer up to $5,000 for uninsured medical expenses, and up to $5,000 in dependent care expenses.
Vacation and Holidays	▪ Eligible for eleven paid holidays (8 fixed and 3 floating days) ▪ Eligible for paid vacation according to FiberMark provision. In recognition of significant industry experience, he will be advanced to four (4) weeks vacation eligibility.

Exhibit 10.2

AGREEMENT FOR INDEPENDENT CONTRACTOR SERVICES

This Agreement for independent contractor/consulting services (the "Agreement"), dated and effective October 1, 2005, is entered into by and between FiberMark, Inc., a corporation with its principal place of business at 161 Wellington Road, Brattleboro, VT 05302 (the "Company"), and A. Duncan Middleton, an individual residing at 15 Crestview Drive, South Deerfield, MA 03173 (the "Independent Contractor" or "Consultant").

WHEREAS, the Company desires to contract with the Consultant to perform services for the Company, as more particularly described herein; and

WHEREAS, the Consultant is in the business of providing such services and has agreed to provide such services pursuant to the terms and conditions set forth in this Agreement;

NOW, THEREFORE in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties agree as follows:

1.   <u>Job To Be Performed</u>. The Consultant will consult with and advise the Company on matters of and/or perform services relating to the strategic and organizational changes, including those associated with activities related to "Plan B" (the "Services") as requested by the Company, and agreed to by the Consultant. The Consultant also agrees to provide the Company with related services that may be reasonably requested from time to time by the Company. The Consultant agrees to use his/her best efforts in the performance of his/her obligations under this Agreement. The Consultant shall cooperate with the Company's personnel, shall not interfere with the conduct of the Company's business and shall observe all rules, regulations and security requirements of the Company.

2.   <u>The Consultant</u>. It is the express intention of the parties hereto that the Consultant is an independent contractor and not an employee, agent, joint venturer or partner of the Company for any purposes whatsoever. The Consultant shall not be entitled to any benefits that the Company may make available to employees from time to time unless specifically provided by the Company in its sole discretion and as due consideration in this Agreement. The Consultant shall be solely responsible for all state and federal income taxes, unemployment

insurance and social security taxes and for maintaining adequate workers' compensation insurance coverage for himself/herself.

(a) <u>Performance of Services.</u> The Consultant shall have the right to control and determine the time, place, methods, manner and means of performing the Services. In performing the Services, the amount of time devoted by the Consultant on any given day will be entirely within the Consultant's control, and the Company will rely on the Consultant to put in the number of hours necessary to fulfill the requirements of the Agreement. The Consultant will provide all equipment and supplies required to perform the Services. The Consultant is not required to submit regular reports to the Company or to attend regular meetings at the Company. Upon reasonable notice, the Consultant shall meet with representatives of the Company at a location to be designated by the parties, and provide appropriate project status updates as necessary.

(b) <u>Final Results</u>. In the performance of the Services, the Consultant has the authority to control and direct the performance of the details of the Services, the Company being interested only in the results obtained. However, the Services contemplated herein must meet the Company's standards and approval and shall be subject to the Company's general right of inspection and supervision to secure their satisfactory completion.

(c) <u>Issues of Exclusivity.</u> As an independent contractor, the Consultant retains the right to contract with other companies or entities for his/her consulting services without restriction at his/her own discretion. Likewise, the Company retains a reciprocal right to contract with other companies and/or individuals for consulting services without restriction. The parties herein agree that for the term of this Agreement, the parties will work exclusively with each other. Further, when either party wishes to work outside of this exclusive Agreement, they will inform the other party by written communication, providing at least sixty (60) days notice.

3. <u>Compensation</u>. For the full and proper performance of this Agreement, the Company agrees to pay the Consultant the sum of Twelve Thousand and Five Hundred Dollars ($12,500) per month, payable at a time or times to be agreed upon by the parties. In the event that the Consultant works more than the basic ten (10) days per month, the Company agrees to pay the Consultant the sum of One Thousand Two Hundred and Fifty Dollars ($1,250.00) per

day for each applicable day beyond the basic ten (10) days per month, payable at a time or times to be agreed upon by the parties.

4.   Expenses. The Consultant shall be responsible for all expenses incurred by the Consultant in connection with, or related to, the performance of his/her services under this Agreement. However, the Company will reimburse the Consultant for reasonable travel- and business-related expenses incurred while working under the auspices of this Agreement.

5.   Indemnification. The Company, by its execution of this agreement, agrees for itself, its successors and assigns to hold the Consultant, its successors and assigns harmless from any and all claims for damages with respect to errors and omissions resulting from any legitimate activities performed within the boundaries of this Agreement.

6.   No Promotion. The Consultant agrees that he will not without the written consent of the Company in each instance (i) use in advertising, publicity or otherwise the name of the Company, or any affiliate of the Company, or any director, officer or employee of the Company, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by the Company or its affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Consultant has been approved or endorsed by the Company.

7.   Confidential and Proprietary Information.

(a)   The Consultant acknowledges that his/her relationship with the Company is one of high trust and confidence in that during his/her service to the Company, he/she will have access to and contact with confidential and proprietary information, including but not limited to business plans, methods and practices of doing business, financial information and terms and conditions of current contractual relations with customers and/or suppliers and customer and supplier lists. The Consultant will not disclose any confidential and proprietary information to others outside the Company or use the same for any purpose unrelated to the business of the Company.

(b)   Any and all materials furnished to the Consultant by the Company or relating to the business of the Company shall be returned to the Company at the conclusion of the term of the agreement or upon termination of the agreement, whichever occurs first.

(c)   Any and all patents applied for and/or received shall be the property of the Company, and shall be considered and secured as confidential information.

8.   <u>Term of Agreement</u>. This Agreement shall commence on October 1, 2005, and continue in effect for a period of twelve (12) months, ending on September 30, 2006, unless extended/renewed or terminated by either party as set forth below. It is understood that the Consultant will be available for work up to ten (10) days per month, or up to one hundred and twenty (120) days per twelve (12) month period.

9.   <u>Extension/Renewal of Agreement</u>. This Agreement may be extended or renewed only by a written instrument executed by both the Company and the Consultant.

10.   <u>Termination of Agreement</u>. This Agreement may be terminated in the following manner: (a) At any time upon the mutual written consent of the parties hereto; (b) If one party has materially breached this Agreement, upon forty-eight (48) hours' prior written notice delivered to the breaching party; and (c) By either party, without cause, upon sixty (60) days' written notice.

Material breach shall be generally understood to include, but is not strictly limited to the following: (i) an act or acts of dishonesty or fraud on the part of the Consultant; (ii) a willful refusal by the Consultant to perform the duties or responsibilities under this Agreement; (iii) the Consultant's conviction of a felony or any crime involving moral turpitude; and (iv) habitual neglect or insubordination.

In the event that the Company terminates this Agreement under item (c) above, the Consultant shall be entitled to a lump sum termination payment of $150,000 less all payments made and moneys owed under the terms of this Agreement for services rendered prior to the date of termination.

11.   <u>Amendment of Agreement</u>. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Consultant.

12.   <u>Non-Waiver</u>. No delay or omission by either party in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by either party on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

13.   <u>Evidence of Federal Tax Return Filing</u>. The Consultant agrees to furnish to the Company, within ten (10) business days of any request, evidence that the income received from the Company for the Consultant duties was reported consistent with the reporting requirements of an independent contractor. The Company shall file Form 1099 to report the compensation paid to the Consultant.

14.   <u>Non-Assignability of Contract</u>. This Agreement is personal to the Consultant and he/she shall not have the right to assign any of his/her rights or delegate any of his/her duties without express written consent of the Company. Any non-consented-to assignment or delegation, whether express or implied or by operation of law, shall be void and shall constitute a breach and a default by the Consultant.

15.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Vermont. The parties agree that jurisdiction and venue for any suit pertaining to this agreement shall be in the state and/or federal courts with appropriate jurisdiction.

16.   <u>Litigation Expenses</u>. The prevailing party in any litigation arising out of any dispute between the Company and the Consultant shall be entitled to reasonable attorneys' fees and costs.

17.   <u>Warranties</u>. The Consultant will assume sole responsibility for his compliance with applicable federal and state laws and regulations, and shall rely exclusively upon his own determination, or that of his legal advisers, that the performance of services and the receipt of fees hereunder comply with such laws and regulations.

18.   <u>Complete Agreement</u>. This Agreement contains the entire understanding between the parties and supersedes, replaces and takes precedence over any prior understanding or oral or written agreement between the parties respecting the subject matter of this Agreement. There are no representations, agreements, arrangements, nor understandings, oral or written, between the parties hereto relating to the subject matter of this Agreement, which are not fully expressed herein. The execution of a Confidentiality, Non-Competition and Non-Solicitation Agreement created as a supplement to this Agreement is a required condition to the participation in this Agreement.

19.   Severability. In the event any provision of this Agreement shall be held invalid, the same shall not invalidate or otherwise affect in any respect any other term or terms of this Agreement, which term or terms shall remain in full force and effect.

20.   Counterparts. This Agreement may be executed in two (2) signed counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same instrument.

This Agreement is executed and entered into by the parties identified below:

FOR THE COMPANY:

/Alex Kwader/

Alex Kwader	Date

Chairman and Chief Executive Officer

THE CONSULTANT:

/A. Duncan Middleton/

A. Duncan Middleton	Date

Consultant

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

(As a Supplement to an Agreement for Independent Contractor Services)

This Supplemental Agreement (the "Supplement") is made, this 1st day of <u>October</u>, 2005, by and between **FIBERMARK, INC.**, a Delaware corporation (hereinafter referred to collectively with its subsidiaries as the "Company"), and <u>A. Duncan Middleton</u> (the "Independent Contractor" or "Consultant").

WHEREAS, as a condition of the Consultant's participation in an Agreement for Independent Contractor Services with the Company, the Consultant is required to agree to the covenants contained herein; and

WHEREAS, the Consultant seeks to participate an Agreement for Independent Contractor Services and, in consideration of such participation and the mutual benefits provided thereunder, agrees to the covenants contained herein; and,

NOW, THEREFORE, in consideration of the Consultant's participation in the Agreement for Independent Contractor Services, the Consultant and the Company agree as follows:

1.   <u>Proprietary and Confidential Information</u>.

(a)   The Consultant agrees that all information, whether or not in writing, of a private, secret or confidential nature concerning the Company's business, business relationships or financial affairs (collectively, "Proprietary Information") is and shall be the exclusive property of the Company. By way of illustration, but not limitation, Proprietary Information may include discoveries, inventions, products, product improvements, product enhancements, processes, methods, techniques, formulas, compositions, compounds, negotiation strategies and positions, projects, developments, plans (including business and marketing plans), research data, clinical data, financial data (including sales costs, profits, pricing methods), personnel data, computer programs (including software used pursuant to a license agreement), customer and supplier lists, and contacts at or knowledge of customers or prospective customers of the Company. The Consultant will not disclose any Proprietary Information to any person or entity other than employees of the Company or use the same for any purposes (other than in the performance of his/her duties as an Independent Contractor for the Company) without written approval by a properly authorized executive officer of the Company, either during or after his/her Consultancy with the Company, unless and until such Proprietary Information has become public knowledge without fault by the Consultant.

(b)   The Consultant agrees that all files, documents, letters, memoranda, reports, records, data, sketches, drawings, models, laboratory notebooks, program listings, computer equipment or devices, computer programs or other written, photographic, or other tangible material containing Proprietary Information, whether created by the Consultant or others, which shall come into his/her custody or possession, shall be and are the exclusive property of the Company to be used by the Consultant only in the performance of his/her duties

....

FiberMark   *CONFIDENTIAL*

Confidentiality, Non-Competition and Non-Solicitation Agreement
(As a Supplement to an Agreement for Independent Contractor Services)

for the Company and shall not be copied or removed from the Company premises except in the pursuit of the business of the Company. All such materials or copies thereof and all tangible property of the Company in the custody or possession of the Consultant shall be delivered to the Company, upon the earlier of (i) a request by the Company or (ii) termination of his/her Agreement for Independent Contractor Services. After such delivery, the Consultant shall not retain any such materials or copies thereof or any such tangible property.

(c)   The Consultant agrees that his/her obligation not to disclose or to use information and materials of the types set forth in paragraphs (a) and (b) above, and his/her obligation to return materials and tangible property, set forth in paragraph (b) above, also extends to such types of information, materials and tangible property of customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to the Consultant.

2.   <u>Non-Competition and Non-Solicitation</u>.   Upon the commencement of an Agreement for Independent Contractor Services between the Consultant and the Company, and for a period equal to two (2) years following such commencement, the Consultant will not directly or indirectly:

(a)   Engage or assist others in engaging in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is competitive with the Company's Business, as defined below, including but not limited to any business or enterprise that develops, manufactures, markets, licenses, sells or provides any product or service that competes with any product or service developed, manufactured, marketed, licensed, sold or provided, or planned to be developed, manufactured, marketed, licensed, sold or provided by the Company prior to or while the Consultant provided services under an Agreement for Independent Contractor Services with the Company; or

(b)   Either alone or in association with others, solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the clients, customers, or business partners of the Company which were contacted, solicited, or served by the Company during the twelve (12) month period prior to the commencement of an Agreement for Independent Contractor Services or during such Agreement ; or

(c)   Either alone or in association with others (i) solicit or induce any employee of the Company to leave the employ of the Company, or (ii) solicit for employment, hire or engage as an independent contractor, any person who was employed or engaged as an independent contractor by the Company at any time during the twelve (12) month period prior to the commencement of an Agreement for Independent Contractor Services or during such Agreement; <u>provided</u>, that this clause (ii) shall not apply to the solicitation, hiring or engagement of any individual whose employment or other engagement with the Company has been terminated by the Company for a period of six months or longer.

Notwithstanding the foregoing, Section 2 shall not preclude the Consultant from becoming an employee of, or from otherwise providing services to, a separate division or operating unit of a

FiberMark   *CONFIDENTIAL*

Confidentiality, Non-Competition and Non-Solicitation Agreement
(As a Supplement to an Agreement for Independent Contractor Services)

multi-divisional business or enterprise (a "Division") if: (i) the Division by which the Consultant is employed, or to which the Consultant provides services, is not competitive with the Company's Business (within the meaning of Section 2(a)), (ii) the Consultant does not provide services, directly or indirectly, to any other division or operating unit of such multi-divisional business or enterprise which is competitive with the Company's Business (within the meaning of Section 2(a)) (individually, a "Competitive Division" and collectively, the "Competitive Divisions") and (iii) the Competitive Divisions, in the aggregate, accounted for less than one-third of the multi-divisional business or enterprises' consolidated revenues for the fiscal year, and each subsequent quarterly period, prior to the Consultant's commencement of employment with the Division.

For the Purposes of this Supplement, the term "Company's Business" shall include the manufacture, marketing and sale of specialty fiber-based products to individuals or entities.

3.   Extension. If the Consultant violates the provisions of Section 2, the Consultant shall continue to be bound by the restrictions set forth in Section 2 until a period of two (2) years has expired without any violation of such provisions.

4.   Remedies. The restrictions contained in this Supplement are necessary for the protection of the business and goodwill of the Company and are considered by the Consultant to be reasonable for such purpose. The Consultant agrees that any breach of this Supplement is likely to cause the Company substantial and irrevocable damage that is difficult to measure. Therefore, in the event of any such breach or threatened breach, the Consultant agrees that the Company, in addition to such other remedies which may be available, shall have the right to obtain an injunction from a court restraining such a breach or threatened breach and the right to specific performance of the provisions of this Supplement and the Consultant hereby waives the adequacy of a remedy at law as a defense to such relief.

5.   Forfeiture of Payment for Consultant Services. Notwithstanding the two (2) year limitation set forth in Section 2 above, if, at any time after the commencement of an Agreement for Independent Contractor Services with the Company, the Company determines in good faith that the Consultant has breached his/her obligations pursuant to either Section 1 or 2 of this Supplement, the Company shall not be required to continue making further payments to the Consultant pursuant to the Agreement for Independent Contractor Services and all such payments shall be forfeited by the Consultant. The Company shall also have the right, in its sole and absolute discretion, to recoup by any lawful means any previous payments for consultant services made to the Consultant. Nothing in this section shall act to limit the Company's rights to seek all appropriate remedies for a violation of this Supplement.

6.   Acknowledgement. The Consultant acknowledges that he/she has access to the Company's Proprietary Information, as defined above. The Consultant further acknowledges that he/she has a working knowledge of how to use such information and the restrictions contained herein are reasonably tailored to protect the Company's legitimate interests in protecting its Proprietary Information, as well as its relationships with its customers and employees.

FiberMark *CONFIDENTIAL*

Confidentiality, Non-Competition and Non-Solicitation Agreement
(As a Supplement to an Agreement for Independent Contractor Services)

7.   Obligations to Third Parties. The Consultant acknowledges and represents that this Supplement and the Consultant's engagement with the Company will not violate any continuing obligation the Consultant has to any former employer or other third party.

8.   Disclosure of this Supplement. The Consultant hereby authorizes the Company to notify others, including but not limited to customers of the Company and any of the Consultant's future employers or prospective business associates, of the terms and existence of this Supplement and the Consultant's continuing obligations to the Company hereunder.

9.   Successors and Assigns. This Supplement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company's assets or business, provided, however, that the obligations of the Consultant are personal and shall not be assigned by him or her.

10.   Interpretation. If any restriction set forth in Sections 1 or 2 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

11.   Severability. In case any provision of this Supplement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

12.   Waivers. No delay or omission by the Company in exercising any right under this Supplement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

13.   Governing Law.   This Supplement shall be governed by and construed in accordance with the laws of the State of Vermont (without reference to the conflicts of laws provisions thereof). Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Supplement shall be commenced only in a court of the State of Vermont (or, if appropriate, a federal court located within Vermont), and the Company and the Consultant each consents to the jurisdiction of such a court.

14.   Amendment. This Supplement may be amended or modified only by a written instrument executed by both the Company and the Consultant.

15.   Captions. The captions of the sections of this Supplement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Supplement.

FiberMark   *CONFIDENTIAL*

Confidentiality, Non-Competition and Non-Solicitation Agreement
(As a Supplement to an Agreement for Independent Contractor Services)

   THE CONSULTANT ACKNOWLEDGES THAT HE/SHE HAS CAREFULLY READ THIS SUPPLEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS SUPPLEMENT.

For FiberMark, Inc.:   **By the Consultant:**

/Alex Kwader/   /A. Duncan Middleton
Signature   *Signature*

Date   *Date*